BD

AM 3-7-2005

05036808

SECU... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005 WASH. D.C.

SEC FILE NUMBER
8-65352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UBM Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue. Suite 1200
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kelly **212.319.0345**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state, last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BEST AVAILABLE COPY

This report contains:

[X] (a) Facing page.

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss)

[X] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital

[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.

[X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A Copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBM Securities, Inc., as of December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Luca Pagetti
CEO, President & General Principal

Signature
Michael A. Kelly
CFO & Financial and Operations Principal

TAMISHA WYNN
Notary Public, State of New York
No. 01WY6077316
Qualified in Bronx County
Commission Expires July 8, 2006

2/17/05

UBM SECURITIES, INC.
(A Wholly Owned Subsidiary of
UniCredit Banca Mobiliare, S.p.A.)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
UBM Securities, Inc.:

We have audited the accompanying statement of financial condition of UBM Securities, Inc. (the Company) (a wholly owned subsidiary of UniCredit Banca Mobiliare, S.p.A.) at December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBM Securities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 and 11 is presented by management for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2005

UBM SECURITIES, INC.
(A Wholly Owned Subsidiary of
UniCredit Banca Mobiliare, S.p.A.)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	2,113,356
Fixed assets (less accumulated depreciation of $153,065)		29,272
Interest receivable		37
Other assets		21,124
Total assets	$	2,142,665

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	396,367
Total liabilities		396,367
Stockholder's equity:		
Common stock, par value $0.01. Authorized 3,000 shares; issued and outstanding 2,100 shares		21
Additional paid-in capital		10,499,979
Accumulated deficit		(8,732,578)
Total stockholder's equity		1,767,422
Total liabilities and stockholder's equity	$	2,163,789

See accompanying notes to financial statements.

UBM SECURITIES, INC.
(A Wholly Owned Subsidiary of
UniCredit Banca Mobiliare, S.p.A.)

Statement of Operations

Year ended December 31, 2004

Trading income	$	111,528
Interest income		22,934
Total income		134,462
Expenses:		
Compensation and benefits		1,294,488
Communications and technology		678,458
Rent and related		254,820
Professional fees		32,398
Clearing and settlement		11,462
Depreciation		39,589
Other		96,648
Total expenses		2,407,863
Loss before income tax expense		(2,273,401)
Income tax expense		5,458
Net loss	$	(2,278,859)

See accompanying notes to financial statements.

UBM SECURITIES, INC.
(A Wholly Owned Subsidiary of
UniCredit Banca Mobiliare, S.p.A.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2004

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at January 1, 2004	$	16	7,999,984	(6,453,719)	1,546,281
Capital contribution		5	2,499,995	—	2,500,000
Net loss		—	—	(2,278,859)	(2,278,859)
Balance at December 31, 2004	$	21	10,499,979	(8,732,578)	1,767,422

See accompanying notes to financial statements.

UBM SECURITIES, INC.
(A Wholly Owned Subsidiary of
UniCredit Banca Mobiliare, S.p.A.)

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(2,278,859)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		39,589
(Increase) decrease in operating assets:		
Receivable from parent company, net		(53,662)
Interest receivable		347
Other assets		93,888
Increase in operating liabilities:		
Accounts payable and accrued liabilities		164,755
Total adjustments		244,917
Net cash used in operating activities		(2,033,942)
Cash flows from investing activities:		
Capital contribution		2,500,000
Purchase of fixed assets		(1,152)
Net cash provided by investing activities		2,498,848
Net increase in cash and cash equivalents		464,906
Cash and cash equivalents at January 1, 2004		1,648,450
Cash and cash equivalents at December 31, 2004	$	2,113,356
Supplemental disclosure of cash flow information:		
Taxes paid	$	1,744

See accompanying notes to financial statements.

(1) Organization

UBM Securities, Inc. (the Company) is a wholly owned subsidiary of UniCredit Banca Mobiliare, S.p.A., (the Parent), a bank duly organized and existing under the laws of the Republic of Italy. The Parent is a wholly owned subsidiary of UniCredito Italiano, S.p.A. In 2004, the Company's previous parent company was merged into the Parent and the Company changed its name from TradingLab, Inc. The Company is a registered securities broker-dealer with the National Association of Securities Dealers, Inc. (NASD) and is headquartered in New York. The Company has transacted business on a brokerage basis with U.S. counterparts. It is the intention to pursue further business in structured financial products to a client base that would include: money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, official institutions and central banks.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include liquid, short-term interest-bearing investments with original maturities of 180 days or less. At December 31, 2004, two financial institutions hold all of the Company's cash and cash equivalents, including one related party.

(b) Fixed Assets and Leasehold Improvements

Fixed assets are recorded at cost and are depreciated using a straight-line basis with a half-year convention based upon the estimated economic lives, ranging from three to five years. Leasehold improvements are amortized over their useful life or the life of the lease, whichever is less.

(c) Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company also files state and local income tax returns in New York State and New York City.

(d) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying financial statements at their carrying value, which approximates their estimated fair values due to the short-term nature of receivables and payables.

(Continued)

(e) ***Defined Contribution Plan***

The Company established a 401(k) Savings Plan (401(k) Plan) effective September 1, 2002. An employee is able to participate in the 401(k) Plan on the first day of the month after initial start date. Employees who elect to participate may elect contributions to be contributed to the 401(k) Plan each pay period, subject to Internal Revenue Service limits. The Company matches up to the first 3% of the employee's first 6% of contributions to the 401(k) Plan each pay period based on the employee's annualized earnings on the date of the match. The Company recorded expense of approximately $18,000 related to the 401(k) Plan.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(3) Fixed Assets and Leasehold Improvements

As of December 31, 2004, fixed assets and accumulated depreciation by asset class are:

		Original cost	Accumulated depreciation	Net
Machinery and equipment	$	125,097	114,033	11,064
Furniture and fixtures		15,127	10,361	4,766
Leasehold improvements		42,113	28,671	13,442
Total	$	182,337	153,065	29,272

(4) Income Taxes

The $5,458 in income taxes in the statement of operations for the year ended December 31, 2004 represents New York State and New York City taxes computed on a capital basis.

At December 31, 2004, the Company had a gross deferred tax asset of approximately $4,010,036. The gross deferred tax asset primarily reflects the tax effect of net operating loss carryforwards. Since, based on available evidence, it is more likely than not that the deferred tax asset will not be realized, a full valuation allowance has been established against the gross deferred tax asset.

(Continued)

As of December 31, 2004, the Company had net operating loss carryforwards for Federal, New York State, and New York City income tax purposes of $8,696,911, $8,670,068, and $8,634,297, respectively. Such net operating loss carryforwards are available to offset future Federal and New York State taxable income, if any, through the year ending 2024 and expire in the following years:

		Amount	
	Federal	**NYS**	**NYC**
Year:			
2021	$ 689,591	684,815	681,375
2022	2,222,011	2,215,076	2,185,038
2023	3,495,720	3,484,039	3,484,231
2024	2,289,589	2,286,138	2,283,653
Total	$ 8,696,911	8,670,068	8,634,297

(5) Transactions with Related Parties

Certain infrastructure support was provided by the Parent in accordance with an existing service agreement. These services primarily related to information technology support and have been included in communications and technology in the statement of operations. The Company expensed approximately $117,000 related to this agreement.

(6) Commitments and Contingencies

The Company has a standby letter of credit in the amount of $123,380 as security under its lease for office facilities. The letter of credit is maintained with the U.S. branch of an affiliate for a total cost of $1,000. Minimum noncancelable lease commitments for office facilities, exclusive of real estate taxes and other expenses, are as follows:

2005	$ 258,700
2006	258,700
2007	258,700
2008	237,142
Total	$ 1,013,242

(Continued)

(7) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions will be introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker will carry all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt, and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades which will be executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue the collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly with the Clearing Broker. As of December 31, 2004, the Company did not clear any transactions through the Clearing Broker.

(8) Financial Results and Liquidity

From inception to date the Company has not been profitable and has cumulative losses of $8,732,578. For the year ended December 31, 2004, the Company had net losses and negative cash flows from operation of $2,278,859 and $2,033,942, respectively. The Company is currently and has been dependent upon its Parent's funding to meet its obligations as they come due and to meet NASD minimum capital requirements. The Parent has pledged its financial support to the Company, has injected capital totaling $10,500,000 since inception, including $2,500,000 during 2004, and will continue to provide the funding for the Company to meet all obligations and to maintain the minimum capital requirements as required by NASD through February 2006.

Management believes that its business plan, if successful, will result in profitable operations and positive cash flows.

(9) Net Capital

The Company is a registered securities broker-dealer and, accordingly, is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements, as defined, for their registrants. The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) as customer transactions are cleared through another broker-dealer on a fully disclosed basis. Under these provisions, the Company is required to maintain minimum net capital, as defined, of the greater of $100,000 or 12.5% of aggregate indebtedness. At December 31, 2004, the Company had net capital of $1,677,583, which was $1,577,583 in excess of the amount required of $100,000.

UBM SECURITIES, INC.
(A Wholly Owned Subsidiary of
UniCredit Banca Mobiliare, S.p.A.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Total stockholder's equity from statement of financial condition	$	1,767,422
Deduct:		
Nonallowable assets:		
Fixed assets		29,272
Interest receivable		37
Other assets		21,124
Haircut:		
Money market fund		39,092
Time deposit		314
Net capital	$	1,677,583
Computation of aggregate indebtedness:		
Total aggregate indebtedness items from statement of financial condition	$	396,367
Aggregate indebtedness	$	396,367
Computation of net capital requirement under SEC Rule 15c3-1:		
Minimum net capital requirement (6.67% of aggregate indebtedness)	$	26,424
Minimum net capital requirement for a fully disclosed broker-dealer		100,000
Net capital requirement		100,000
Excess net capital		1,577,583

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
No material differences exist between the above computation and the computation included in the Company's unaudited December 31, 2004 FOCUS report.

See accompanying independent auditors' report.

UBM SECURITIES, INC.
(A Wholly Owned Subsidiary of
UniCredit Banca Mobiliare, S.p.A.)

Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2004

The Company is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

See accompanying independent auditors' report.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder
UBM Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of UBM Securities, Inc. (the Company) (a wholly owned subsidiary of UniCredit Banca Mobiliare, S.p.A.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2005